mr

KLS 3/21

SEC [barcode] MISSION

11020837

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2011 WASH. D.C. 211

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quantlab Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 Montrose Boulevard, Suite 200
(No. and Street)

Houston	Texas	77006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark F. Hansen (713) 333-5445
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conklin Hruzek & Co., P. C.
(Name – *if individual, state last, first, middle name*)

801 Travis, Suite 2050	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/29

OATH OR AFFIRMATION

I, Mark F. Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quantlab Securities, LP, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RHONDA KAY COLEMAN
MY COMMISSION EXPIRES
June 22, 2013

Mark F Hansen
Signature

Chief Financial Officer
Title

Rhonda Kay Coleman
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS

801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT

The Partners
Quantlab Securities, LP:

We have audited the accompanying statement of financial condition of Quantlab Securities, LP (a Delaware limited partnership) as of December 31, 2010, and the related statement of operations, partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quantlab Securities, LP at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Conklin Hruzek & Co., P. C.

Houston, Texas
February 24, 2011

QUANTLAB SECURITIES, LP

Statement of Financial Condition

December 31, 2010

Assets

Cash	$ 15,598,937
Cash on deposit with clearing organization	500,425
Receivable from brokers or dealers	2,138
Interest receivable	7,826
Debt securities, at fair value	301,670
Prepaid expenses	41,926
Other assets	4,000
	$ 16,456,922

Liabilities and Partners' Capital

Payable to broker-dealers and clearing organizations	$ 8,827,882
Accounts payable and accrued expenses	220,143
Payable to affiliates and associated partnerships	2,671,402
Total liabilities	11,719,427
Partners' capital:	
General partner	52,828
Limited partners:	
Limited partnership interest	4,307,459
Class B limited partner	214,712
Class C limited partner	162,496
Total limited partners	4,684,667
Total partners' capital	4,737,495
	$ 16,456,922

The accompanying notes are an integral part of these financial statements.

QUANTLAB SECURITIES, LP

Statement of Income

Year ended December 31, 2010

Revenue:	
Commissions	$ 165,772,425
Less reimbursable costs	(159,881,852)
Loss on sale of debt securities	(984)
Interest	86,070
	5,975,659
Expenses:	
Clearing charges	43,782,638
Routing	111,015,850
Management services	1,809,159
Software royalty	3,100,000
Connectivity and data feeds	5,141,127
Regulatory fees and assessments	284,765
Personnel	140,841
Professional fees	63,367
Other operating expenses	17,252
Less reimbursable costs subtracted above	(159,881,852)
	5,473,147
Income before income taxes	502,512
Provision for income taxes	25,374
Net income	$ 477,138

The accompanying notes are an integral part of these financial statements.

QUANTLAB SECURITIES, LP

Statement of Partners' Capital

Year ended December 31, 2010

	General partner	Limited partners	Total
Balance at December 31, 2009	$ 50,203	$ 4,210,154	$ 4,260,357
Net income	2,624	474,514	477,138
Balance at December 31, 2010	$ 52,827	$ 4,684,668	$ 4,737,495

The accompanying notes are an integral part of these financial statements.

QUANTLAB SECURITIES, LP

Statement of Cash Flows

Year ended December 31, 2010

Cash flows from operating activities:	
Net income	$ 477,138
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of debt securities	26,852
(Increase) decrease in operating assets:	
Cash on deposit with clearing organization	1,077,616
Receivable from clearing organizations	480,714
Receivable from brokers or dealers	(400)
Interest receivable	(7,826)
Receivable from affiliated and associated partnerships	355,407
Prepaid expenses	196,229
Increase (decrease) in operating liabilities:	
Payable to broker-dealers and clearing organizations	2,176,363
Accounts payable and accrued expenses	(1,050,478)
Payable to affiliates and associated partnerships	2,671,402
Total adjustments	5,925,879
Net cash provided by operating activities	6,403,017
Cash flows from investing activities:	
Proceeds from debt securities	556,491
Purchase of debt securities	(885,013)
Net cash used in investing activities	(328,522)
Net increase in cash	6,074,495
Cash at beginning of year	9,524,442
Cash at end of year	$ 15,598,937

The accompanying notes are an integral part of these financial statements.

(1) Organization, Nature of Business and Summary of Significant Accounting Policies

The organization, nature of business and a summary of the significant accounting policies of Quantlab Securities, LP is set forth below:

(a) Quantlab Securities, LP ("The Partnership") was organized as a Delaware limited partnership pursuant to an agreement of limited partnership dated as of December 7, 2001. The Partnership is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. The Partnership's office is located in Houston, Texas.

The term of the Partnership is through December 31, 2051. The Partnership may continue, by unanimous consent, from calendar year to calendar year until terminated as provided in the partnership agreement. However, the term of the agreement shall not be extended beyond December 31, 2065.

(b) The Partnership receives brokerage commissions and other fees from transactions in certain investment accounts maintained by other broker-dealers and QCM Cayman, Ltd. ("QCM"), formerly known as Quantlab Capital Management, Ltd. through November 17, 2010, on a fully disclosed basis. QCM, a Cayman Islands exempted company, is registered in the U. S. as an investment adviser under the Investment Advisers Act of 1940. Two limited partners of the Partnership also have a beneficial interest in QCM.

The Partnership's agreement with QCM provides for a fixed fee per trade, subject to a maximum per month, plus reimbursement for all costs the Partnership incurs in executing securities transactions under the agreement for QCM. The maximum per month is $600,000 per month January 1, through June 30, 2010, and $350,000 beginning July 1, 2010. QCM reimbursed the Partnership for costs directly related to executing securities transactions for 2010 for QCM as follows:

Clearing charges	$ 43,766,390
Routing	110,998,423
Connectivity and data feeds	5,061,544
Regulatory fees and assessments	55,495
Reimbursed costs	$ 159,881,852

(1) Organization, Nature of Business and Summary of Significant Accounting Policies, continued

(c) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(d) The Partnership's investments in debt securities, which typically mature in one year or less, are held to maturity and valued at amortized cost, which approximates fair value.

(e) Securities transactions and all related revenue and expense are recorded in the accounts on a trade date basis.

(f) The Partnership is not a taxpaying entity for Federal income tax purposes. The income or loss of the Partnership is included in the separate income tax returns of the partners. Accordingly, no provision is made for Federal income taxes in the Partnership's financial statements. At December 31, 2010, there were no material differences between the tax basis and reported amounts of the Partnership's assets.

(g) For purposes of the statement of cash flows, cash includes cash on hand, bank checking and money market accounts. The Partnership paid no interest expense and paid income taxes of $182,099 in 2010.

(2) Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, are used to measure fair value.

(2) Fair Value, continued

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the partnership has the ability to access at the measurement date (examples include active exchange-traded equity securities, listed derivatives, and most U.S. Government and agency securities).

- Level 2 - Financial assets and liabilities whose values are based on quoted prices in markets where trading occurs infrequently or whose values are based on quoted prices of instruments with similar attributes in active markets.

- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect managements' own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the Partnerships fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2010.

	Level 1	Level 2	Level 3	Total
Debt securities	$ 301,670	$ -	$ -	$ 301,670
Totals	$ 301,670	$ -	$ -	$ 301,670

(3) Cash

The Partnership maintains its cash in bank deposit accounts which at times may exceed Federal insured limits. The Partnership has not experienced any losses in such accounts. The Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

(4) Receivable from and Payable to Broker-Dealers and Clearing Organizations

The Partnership has agreements with two clearing organizations whereby the organizations perform clearing functions for all security transactions with customers and broker-dealers.

(5) Related Party

Quantlab Financial, LLC ("QLF"), a Delaware limited liability company and sole parent of QCM, provides the Partnership with management services, office facilities and pays various overhead expenses on behalf of the Partnership. The monthly fees for management services are adjustable every six months. The monthly fees, including allocated personnel expenses were as follows:

January 1 - June 30	$ 250,000
July 1 - December 31	75,000

The management services fee is required to be waived by QLF to the extent it would cause the Partnership's net capital to fall below $30,000. The Partnership incurred management services expense of $1,809,159 including fees for certain additional services. Allocated personnel expense, in addition to the fee for management services amounted to $140,841.

The Partnership has entered into license agreements with Resonant Partners, LP ("Resonant"). Two limited partners of the Partnership also have a beneficial interest in Resonant. The agreements are for certain proprietary software technology for which the Partnership pays a monthly software royalty. The license fees are adjustable upon agreement of the Partnership and Resonant. The fee to Resonant was $900,000 for the month of January and $200,000 per month, thereafter. The Partnership paid software royalties under the agreement of $3,100,000 to Resonant in 2010. Commission revenue earned on related party trades amounted to $165,767,712, which includes reimbursable costs of $159,881,852.

(6) Concentrations of Credit Risk

The Partnership is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty.

(7) Contingent Liabilities

In the normal course of business, the Partnership is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. The Partnership is unable to predict the outcome of these matters. However, the Partnership believes the outcome of any resulting actions will not be material to its Statement of Financial Condition.

(8) Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2010, the Partnership had net capital of $4,677,710 which exceeded its required net capital of $781,295 by $3,896,415. The Partnership's agreement with its clearing broker requires net capital of not less than $1,000,000. Additionally, the Partnership has verbally committed to its clearing brokers to maintain clearing deposits in aggregate of not less than $600,000, of which $500,000 was funded at December 31, 2010. The Partnership's ratio of aggregate indebtedness to net capital was 2.51 to 1. There were no liabilities subordinated to the claims of general creditors during 2010.

(9) Income Taxes

The Partnership is subject to a Texas gross margin tax as a limited liability entity under state law. The tax is 1% of gross revenue, less the larger of cost of sales, employee compensation or a statutory exclusion of 30%. The tax is accounted for as an income tax under generally accepted accounting principles.

(10) Partners' Capital

Partners' capital consists of the general partnership interest and limited partnership interests (including Class B and Class C). Income or losses of the Partnership are allocated to the partners, other than Class B and Class C limited partners, in proportion to their respective percentage interests (as such term is defined in the limited partnership agreement) in the Partnership. Profits, after taking into account the special allocation of profits to the Class B limited partners, are allocated to the partners (other than the Class B limited partners) in accordance with each partner's percentage interest, provided that profits from capital events (as such term is defined in the limited partnership agreement) have a special allocation hierarchy to account for certain equity thresholds. The Class B limited partners receive a special allocation of the annual profits of the Partnership as determined by a vote of the partners (other than the Class B limited partners).

(11) Subsequent Events

In accordance with the provision of the FASB ASC Topic 855, *"Subsequent Events"*, management has evaluated subsequent events through February 24, 2011, which is the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to, or disclosure in its financial statements.

QUANTLAB SECURITIES, LP

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

Schedule I

Net capital:		
Total partners' equity		$ 4,737,495
Less nonallowable assets:		
Interest receivable	$ 7,826	
Prepaid expenses	41,926	
Other assets	4,000	
	53,752	
Other deductions/charges	6,033	59,785
Net capital		$ 4,677,710
Aggregate indebtedness - Items included in statement of financial condition - total liabilities		$ 11,719,427
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of total aggregate indebtedness)		$ 781,296
Minimum dollar net capital requirement of reporting broker or dealer		$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)		$ 781,296
Net capital in excess of required minimum		$ 3,896,414
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 3,505,767
Ratio of aggregate indebtedness to net capital		2.51 to 1

There are no material differences between the computation of net capital under Rule 15c3-1 as presented herein and as reported by the Partnership in Part IIA of Form X-17A-5 as of December 31, 2010.

QUANTLAB SECURITIES, LP

Information Relating to the Possession or Control
Requirements under Rule 15c3-3

December 31, 2010

Schedule II

The Partnership is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Partnership carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions with customers through unaffiliated clearing organizations.

As of and for the year ended December 31, 2010, the Partnership has maintained its compliance with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Partners
Quantlab Securities, LP:

In planning and performing our audit of the financial statements of Quantlab Securities, LP (the Partnership), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such as that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. The condition was considered in determining the nature, timing and extent of procedures to be performed in our audit of the financial statements of Quantlab Securities, LP for the year ended December 31, 2010, and this report does not affect our report thereon dated February 24, 2011.

> The Partnership does not have segregation of duties in the accounting function. With your small number of employees, an ideal system of internal control may not be possible and/or practical because it is not possible to segregate duties as much as would be required to provide such an ideal system. In situations where an ideal system is not possible, constant surveillance and review by management is the principal means of offsetting the inherent weakness in internal control and of safeguarding the assets of the Partnership and its customers.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Conklin Hruzek & Co., P. C.

Houston, Texas
February 24, 2011

QUANTLAB SECURITIES, LP

Independent Accountants' Report on
Applying Agreed-Upon Procedures to an
Entity's SIPC Assessment Reconciliation

December 31, 2010

CONKLIN HRUZEK & CO., P.C.

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Partners
Quantlab Securities, LP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Quantlab Securities, LP and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Quantlab Securities, LP's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Quantlab Securities, LP's management is responsible for the Quantlab Securities, LP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries consisting of the check register detail and the general ledger posting of the disbursements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers with the income statement for the period which reflects account balances representing the adjustments, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and the income statement for the period which reflects account supporting adjustments, noting no differences; and

5. Compared the amount of any payment applied to the current assessment with the Form SIPC-6 on which it was originally computed, noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Conklin Hruzek & Co., P. C.

Houston, Texas
February 24, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065239 FINRA DEC
QUANTLAB SECURITIES LP 19*19
4200 MONTROSE BLVD STE 200
HOUSTON TX 77006-5438

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) — $ 27,650
   B. Less payment made with SIPC-6 filed (exclude interest) — (15,665)
   7/27/10
   Date Paid
   C. Less prior overpayment applied — (0)
   D. Assessment balance due or (overpayment) — 11,985
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum — 0
   F. Total assessment balance and interest due (or overpayment carried forward) — $ 11,985
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) — $ 11,985
   H. Overpayment carried forward — $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Quantlab Securities, LP
(Name of Corporation, Partnership or other organization)

Mark F Hansen
(Authorized Signature)

CFO
(Title)

Dated the 24th day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 165,857,511

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. 984

Total additions 984

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. <154,798,488>

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions <154,798,488>

2d. SIPC Net Operating Revenues $ 11,060,007

2e. General Assessment @ .0025 $ 27,650

(to page 1, line 2.A.)

QUANTLAB SECURITIES, LP

Financial Statements and Supplemental Schedules
with Independent Auditors' Report Thereon, and
Independent Auditors' Report on Internal Control

December 31, 2010